EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

	Three Months Ended September 30(1)		Nine Months Ended September 30(2)
	2009	2008	2009	2008
	(Amounts in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$(651)	$96	$(372)	$864
Fixed charges excluding preferred stock dividends	188	273	616	794

Income for computation excluding interest on deposits	(463)	369	244	1,658

Interest expense excluding interest on deposits	168	256	562	747
One-third of rent expense	20	17	54	47
Preferred stock dividends	60	—	167	—

Fixed charges including preferred stock dividends	248	273	783	794

Ratio of earnings to fixed charges, excluding interest on deposits	(1.87)	1.35	0.31	2.09

Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$(651)	$96	$(372)	$864
Fixed charges excluding preferred stock dividends	489	664	1,613	2,110

Income for computation including interest on deposits	(162)	760	1,241	2,974

Interest expense including interest on deposits	469	647	1,559	2,063
One-third of rent expense	20	17	54	47
Preferred stock dividends	60	—	167	—

Fixed charges including preferred stock dividends	549	664	1,780	2,110

Ratio of earnings to fixed charges, including interest on deposits	(0.30)	1.15	0.70	1.41

(1)

For purposes of this computation, the recognized interest related to uncertain tax positions for the three months ended September 30, 2009 and 2008 of approximately $2 and $0 million, respectively, was excluded.

(2)

For purposes of this computation, the recognized interest related to uncertain tax positions for the nine months ended September 30, 2009 and 2008 of approximately $2 and $1 million, respectively, was excluded.